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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2002

                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


           Form 20-F ___X___            Form 40-F ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


           Yes _______                  No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

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On January 11, 2002 EXFO Electro-Optical Engineering Inc., a Canadian
corporation, set forth on Form 6-K its annual report containing its annual audited financial statements and management's discussion and analysis thereof for its fiscal year ended August 31, 2001. At the same time, it also issued its notice of annual shareholders' meeting, its form of proxy and its management proxy circular. In addition, on January 22, 2002, EXFO reported on Form 6-K the news release relating to its announcement of its results of operations for the fiscal quarter ended November 30, 2001 and certain information relating to EXFO's financial condition and results of operations for that quarter. The annual report containing annual audited financial statements and management's discussion and analysis thereof for the fiscal year ended August 31, 2001, the notice of annual shareholders' meeting, the form of proxy and the management proxy circular, as well as the press release and certain information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2002 fiscal year are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to amend certain material information as set forth in said Form F-3.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           EXFO ELECTRO-OPTICAL ENGINEERING INC.

                           By: /s/ Germain Lamonde
                               --------------------------------------------
                               Name: Germain Lamonde
                               Title: President and Chief Executive Officer


Date:  January 29, 2002